Oncolytics Biotech® Announces Clinical and Biomarker Data Demonstrating Clinical Proof-of-Concept for Pelareorep-Checkpoint Inhibitor Combination in Pancreatic Cancer

The study achieved a 42% disease control rate in difficult-to-treat, second-line pancreatic cancer patients despite the absence of chemotherapy in the treatment regimen

Pelareorep and pembrolizumab synergize to generate anti-cancer immune responses in patients showing disease control

Clinical response was associated with increased activation of anti-cancer CD8+ T cells

SAN DIEGO, CA and CALGARY, AB, May 20, 2021 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced clinical and biomarker data demonstrating clinical proof-of-concept for pelareorep-checkpoint inhibitor combination therapy in pancreatic cancer. The data will be featured in an upcoming electronic poster presentation at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting, which is taking place virtually from June 4 – 8, 2021.

The newly announced data are from a phase 2 trial evaluating pelareorep in combination with the PD-1 inhibitor pembrolizumab (KEYTRUDA®) in pancreatic adenocarcinoma patients who progressed after first-line treatment. Findings from the trial indicate that pelareorep and pembrolizumab synergize and show anti-cancer activity in these difficult-to-treat patients, which is mediated through the complementary immunotherapeutic effects of the two agents.

“These results are very promising, particularly considering the extremely challenging patient population enrolled in the trial. That we saw a response signal in select patients, despite the absence of chemotherapy, provides evidence of the considerable anti-cancer activity of pelareorep-pembrolizumab combination therapy,” said Principal Investigator, Devalingam Mahalingam, M.D., Ph.D., Associate Professor of Medicine at The Northwestern University Feinberg School of Medicine and a member of the Robert H. Lurie Comprehensive Cancer Center of Northwestern University. “We notably observed an association between treatment-induced anti-cancer immune responses and improved tumor control in some patients, which demonstrates pelareorep’s underlying immunologic mechanism of action and validates the strategy of combining it with checkpoint inhibition. I look forward to discussing these data with the scientific community at the upcoming ASCO conference and to the continued evaluation of pelareorep-checkpoint inhibitor combination therapy in select patients with pancreatic and other gastrointestinal cancers.”

The data presented in the upcoming ASCO poster represent an update based on additional data that was collected after the cutoff date used for the poster’s corresponding abstract. Key data and conclusions that will be featured in this upcoming poster include:

•Disease control was achieved in 42% (5/12) of patients, with one patient achieving a partial response and four patients achieving stable disease

•On-treatment tumor biopsies showed pelareorep replication and increased infiltration of CD8+ T cells and PD-L1+ cells relative to pre-treatment samples

•Patients achieving disease control showed reductions in pro-tumor regulatory T (Treg) cells in the peripheral blood and tumor tissue compared to those with progressive disease

•Patients achieving disease control showed increased activation of anti-cancer CD8+ T cells in the peripheral blood compared to those with progressive disease

•Pelareorep-pembrolizumab combination therapy was found to be well tolerated, with most treatment-related adverse events being grade 1 or 2

Bin Zhang, M.D., Ph.D., Professor at The Northwestern University Feinberg School of Medicine, commented, “These data show that pelareorep can train the immune system to target pancreatic cancer while simultaneously promoting the infiltration of T cells into the tumor and remodeling the tumor microenvironments (TMEs) to be less immunosuppressive. This positions pelareorep to synergistically combine with both checkpoint inhibitors as well as a broad range of other immuno-oncology agents.”

“The findings from this study highlight the broad applicability of pelareorep’s immunotherapeutic mechanism of action as they are consistent with what has been seen in clinical trials in other indications such as breast cancer,” added Thomas Heineman, M.D., Ph.D., Global Head of Clinical Development and Operations at Oncolytics. “The compelling findings from this phase 2 study highlight the potential of pelareorep to address the critical unmet need in pancreatic cancer by reversing the immunosuppressive TMEs that often limit the efficacy of checkpoint inhibitors. The anti-cancer activity demonstrated in this study bodes well for a successful outcome in our GOBLET trial, which includes a cohort evaluating pelareorep and the PD-L1 inhibitor atezolizumab in combination with chemotherapy as first-line therapy in metastatic pancreatic cancer patients.”

The electronic poster, titled, “Treatment with pembrolizumab in combination with the oncolytic virus pelareorep promotes anti-tumor immunity in patients with advanced pancreatic adenocarcinoma” will be made available on the ASCO Annual Meeting website at 9:00 a.m. ET on June 4, 2021. A copy of the poster will also be posted on the Posters & Publications page of Oncolytics' website (LINK).

Oncolytics plans to further develop pelareorep-checkpoint inhibitor combination therapy in pancreatic cancer in collaboration with Roche and AIO-Studien-gGmbH (AIO) through the GOBLET study, a phase 1/2 multi-center trial designed to investigate the use of pelareorep in combination with Roche's anti-PD-L1 inhibitor atezolizumab (Tecentriq®) in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers (link to the GOBLET announcement PR). Oncolytics expects the first patient to be dosed in GOBLET in mid-2021.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication biomarker, safety, and efficacy study in advanced or metastatic GI tumors. The study will be conducted at 25 centers in Germany. The primary endpoint of the study is safety, with overall response rate and biomarker evaluation (T cell clonality and CEACAM6) as exploratory endpoints. Approximately 55 patients are planned for enrollment across four separate cohorts:
1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients (n=12);
2.Pelareorep in combination with atezolizumab in 2nd and 3rd line metastatic colorectal cancer patients that are diagnosed as MSI (microsatellite instability) high (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and
4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

About Gastrointestinal Cancer
Excluding skin cancers, colorectal cancer is the third most common cancer, with an estimated 104,610 new cases of colon cancer and 43,340 new cases of rectal cancer diagnosed in the U.S. in 20201. Also, for the 2020 year, the American Cancer Society estimates there will be 57,600 new cases of pancreatic cancer2 and 8,590 new cases of anal cancer 3 in the U.S.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.
References:
1."Key Statistics for Colorectal Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/colon-rectal-cancer/about/key-statistics.html
2."Key Statistics for Pancreatic Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/pancreatic-cancer/about/key-statistics.html
3."Key Statistics for Anal Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/anal-cancer/about/what-is-key-statistics.html

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics’ expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; the timing and anticipated content of the presentation of additional data to be given at the 2021 ASCO annual meeting; our plans to further develop pelareorep through collaborations; the anticipated timing of the first patient being dosed under our GOBLET-1 study; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com